LoCorr Investment Trust
Amendment to Agreement and Declaration of Trust
May 8, 2014

RESOLVED, that the first paragraph of Article IV, Section 4.2 of the Declaration be, and hereby is, amended by deleting such first paragraph of Article IV, Section 4.2 in its entirety, and substituting in place thereof the following new first paragraph of Article IV, Section 4.2:

"Section 4.2. Establishment and Designation of Series or Classes.  Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares: the "LoCorr Managed Futures Strategy Fund," the "LoCorr Long/Short Commodities Strategy Fund," the "LoCorr Spectrum Income Fund," the "LoCorr Long/Short Equity Fund," and the "LoCorr Market Trend Fund" (each a "Fund" and together the "Funds") and three Classes of each Fund: "Class A," "Class C," and "Class I".  The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees, shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:"